Exhibit 23.01

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Nos. 333-131427 and 333-215171) pertaining to the Oracle Corporation 401(k) Savings and Investment Plan of our report dated May 25, 2018, with respect to the statements of net assets available for benefits of Oracle Corporation 401(k) Savings and Investment Plan as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related supplemental schedule as of December 31, 2017, which report appears in the December 31, 2017 annual report on Form 11-K of Oracle Corporation 401(k) Savings and Investment Plan.

/s/ SENSIBA SAN FILIPPO LLP

San Mateo, California

May 25, 2018